October 5, 2017
via EDGAR
Division of Corporation Finance
Office of Healthcare & Insurance
SECURITIES AND EXCHANGE COMMISION
100 F Street, NE
Washington, D.C. 20549

Attention:	Christine Westbrook Joseph McCann

Re:    Trupanion, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 15, 2017
File No. 001-36537

Ladies and Gentlemen:
By letter dated September 25, 2017 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for Fiscal Year Ended December 31, 2016 (the “Form 10-K”) of Trupanion, Inc. (“Trupanion”). Set forth below is Trupanion’s response to the Staff’s comment in the Comment Letter. The Staff’s comment is retyped below in bold-face type for your ease of reference and is followed by Trupanion’s response.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2016
Business, page 3

1.
We refer to your IPO prospectus dated July 17, 2014, which discloses that dogs represented 85% of your enrolled pets as of March 31, 2014 while cats accounted for 15% of enrolled pets. Please tell us whether these percentages have remained constant since March 31, 2014 and explain to us why you do not provide a breakdown of enrolled pets in your Form 10-K. To the extent that your business depends on providing dog coverage, please also tell us why you do not address this market separately from cats in your Business section and, as applicable, in your Management’s Discussion and Analysis section.

In response to the Staff’s comment, our dog:cat ratio remains at approximately 85% dog and 15% cat, in line with the ratio we had at the time of our initial public offering.  We do not separately break out dogs versus cats in our public disclosure because the information is not pertinent to an understanding of our cost-plus business model. Our target margin is the same for all subsets of our membership, including, but not limited to, species, breed, gender, location, and other member characteristics.  From a strategy perspective, there is no meaningful difference between a dog and a cat when marketing our product to veterinarians, or from the perspective of other business strategies.
Please let us know if you would like any additional information about this comment. Please do not hesitate to contact me at +1 (206) 607-1924 or gavin.friedman@trupanion.com.

Very truly yours,

/s/ Gavin Friedman
Gavin Friedman, General Counsel

cc:	Darryl Rawlings, Chief Executive Officer
Tricia Plouf, Chief Financial Officer
Asher Bearman, Chief Administrative Officer

James D. Evans, Esq.